EXHIBIT 99.1

Annual and Special Meeting of Shareholders of
TransCanada Corporation (“TransCanada”)

May 1, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 11 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	338,385,874	98.34	5,726,837	1.66
Derek H. Burney	335,490,909	97.49	8,621,171	2.51
Paule Gauthier	338,122,060	98.26	5,990,500	1.74
Russell K. Girling	338,970,732	98.51	5,141,980	1.49
S. Barry Jackson	338,454,635	98.36	5,658,076	1.64
Paula Rosput Reynolds	338,415,097	98.34	5,696,983	1.66
John Richels	297,000,504	86.31	47,112,055	13.69
Mary Pat Salomone	340,476,224	98.94	3,636,487	1.06
D. Michael G. Stewart	340,638,900	98.99	3,473,810	1.01
Siim A. Vanaselja	339,990,729	98.80	4,121,981	1.20
Richard E. Waugh	340,511,473	98.95	3,601,053	1.05

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
353,881,953	97.34	9,653,556	2.66

3. Acceptance of TransCanada’s Approach to Executive Compensation

By resolution passed via ballot, on an advisory basis, the TransCanada’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
334,127,048	97.10	9,988,751	2.90

4. Approval of the Amendment to the Articles

By special resolution passed via ballot, the amendment to the articles of TransCanada was approved by not less than two-thirds of votes cast. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
360,601,295	99.22	2,845,945	0.78

5. Approval of the Amendments to By-law Number 1

By resolution passed via ballot, the amendments to By-law Number 1 of TransCanada were approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
334,127,048	97.10	9,988,751	2.90